SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2009
Commission File Number: 001-15006
PETROCHINA COMPANY LIMITED
9 Dongzhimen North Street, Dongcheng District
Beijing, The People’s Republic of China, 100007
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    )

EXHIBITS
SIGNATURE
EX-99.1
EXHIBITS
Exhibit Number
99.1          Announcement dated May 12, 2009 relating to resolutions passed at the Annual General Meeting for the Year 2008 and payment of the final dividends.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroChina Company Limited
Dated: May 13, 2009	By:	/s/ Li Huaiqi
	Name:	Li Huaiqi
	Title:	Company Secretary